Exhibit 99.1
PRELIMINARY NOTE
The unaudited condensed Consolidated Financial Statements for the three and six-months
periods ended June 30, 2022, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34”)– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.
This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; promising preclinical data not yielding positive clinical results; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house
manufacturing facilities; proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business, including disruptions resulting from Calyxt’s execution of its business model; Calyxt’s ability to continue as a going concern; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form
20-F
filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2022 (the “Annual Report”) and under “Risk Factors” in the interim reports that we file with the SEC. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis
®
, TALEN
®
and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademarks Calyxt
®
, PlantSpring
™
, BioFactory
™
, Plant Cell Matrix
™
and PCM
™
are owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the
®
and
™
symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION
Item 1. Financial Statements (unaudited)
Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
($ in thousands)

		As of
	Notes	December 31, 2021	Unaudited June 30, 2022
ASSETS
Non-current assets
Intangible assets		1,854	1,584
Property, plant, and equipment	6	78,846	73,953
Right-of-use assets	5	69,423	61,086
Non-current financial assets	7	6,524	9,093

Total non-current assets		156,647	145,716
Current assets
Trade receivables	8.1	20,361	2,602
Subsidies receivables	8.2	9,268	11,244
Other current assets	8.3	9,665	7,694
Current financial assets	9.1	499	24,186
Cash and cash equivalents	9.2	185,636	129,440

Total current assets		225,429	175,167

TOTAL ASSETS		382,076	320,883

LIABILITIES
Shareholders’ equity
Share capital	13	2,945	2,946
Premiums related to the share capital	13	934,696	567,284
Currency translation adjustment		(18,021)	(29,626)
Retained earnings		(584,129)	(320,812)
Net income (loss)		(114,197)	(50,858)

Total shareholders’ equity - Group Share		221,293	168,933
Non-controlling interests		15,181	11,588

Total shareholders’ equity		236,474	180,522
Non-current liabilities
Non-current financial liabilities	10	20,030	15,636
Non-current lease debts	10	71,526	66,591
Non-current provisions	16	4,073	2,852
Other non-current liabilities		626	—

Total non-current liabilities		96,254	85,079

Current liabilities
Current financial liabilities		2,354	11,310
Current lease debts	10	8,329	8,091
Trade payables	10	23,762	24,159
Deferred revenues and contract liabilities	12	301	400
Current provisions	16	871	440
Other current liabilities	11	13,731	10,884

Total current liabilities		49,348	55,282

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		382,076	320,883

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
($ in thousands, except per share amounts)

		For the six-month period ended June 30,
	Notes	2021	2022
Revenues and other income
Revenues	3.1	36,777	3,045
Other income	3.1	5,804	3,551

Total revenues and other income		42,581	6,596

Operating expenses
Cost of revenue	3.2	(19,899)	(714)
Research and development expenses	3.2	(62,338)	(58,527)
Selling, general and administrative expenses	3.2	(18,219)	(17,695)
Other operating income (expenses)		488	1,016

Total operating expenses		(99,968)	(75,920)

Operating income (loss)		(57,387)	(69,324)

Net Financial gain (loss)		431	15,113

Net income (loss)		(56,956)	(54,211)

Attributable to shareholders of Cellectis		(51,787)	(50,858)
Attributable to non-controlling interests		(5,169)	(3,352)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.17)	(1.12)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(1.17)	(1.12)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

CONDENSED COSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
($ in thousands)

	For the six-month period ended June 30,
	2021	2022
Net income (loss)	(56,956)	(54,211)

Actuarial gains and losses	577	1,218

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	577	1,218

Currency translation adjustment	(6,969)	(11,978)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(6,969)	(11,978)

Total Comprehensive income (loss)	(63,348)	(64,971)

Attributable to shareholders of Cellectis	(56,661)	(61,246)
Attributable to non-controlling interests	(6,688)	(3,725)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
($ in thousands, except per share amounts)

		For the three-month period ended June 30,
	Notes	2021	2022
Revenues and other income
Revenues	3.1	11,176	1,348
Other income	3.1	3,439	1,416

Total revenues and other income		14,615	2,765

Operating expenses
Cost of revenue	3.2	(11,754)	(329)
Research and development expenses	3.2	(31,147)	(29,048)
Selling, general and administrative expenses	3.2	(9,343)	(8,415)
Other operating income (expenses)		150	952

Total operating expenses		(52,096)	(36,842)

Operating income (loss)		(37,481)	(34,077)

Financial gain (loss)		(4,129)	14,623

Income tax		—	—

Net income (loss)		(41,610)	(19,454)

Attributable to shareholders of Cellectis		(39,919)	(18,947)
Attributable to non-controlling interests		(1,691)	(506)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.88)	(0.42)
Diluted net income (loss) attributable to shareholders of Cellectis per share ( $ /share)		(0.88)	(0.42)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
($ in thousands)

	For the three-month period ended June 30,,
	2021	2022
Net income (loss)	(41,610)	(19,454)

Actuarial gains and losses	137	791

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	137	791

Currency translation adjustment	2,714	(8,870)
Commodity derivative contracts	—	—

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	2,714	(8,870)

Total Comprehensive income (loss)	(38,759)	(27,533)

Attributable to shareholders of Cellectis	(37,034)	(26,521)
Attributable to non-controlling interests	(1,725)	(1,011)

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
($ in thousands)

		For the six-month period ended June 30,
	Notes	2021	2022
Cash flows from operating activities

Net income (loss) for the period		(56,956)	(54,211)

Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities
Adjustments for
Amortization and depreciation		7,173	10,718
Net loss (income) on disposals		4	112
Net financial loss (gain)		(431)	(15,113)
Expenses related to share-based payments		4,020	6,285
Provisions		433	(113)
Other non-cash items		2	(460)
Convertible note received for up-front license fee classified in non-current assets	7	(1,528)	—
Realized foreign exchange gain (loss)		(14,904)	(381)
Interest (paid) / received		(1,422)	(848)

Operating cash flows before change in working capital		(63,610)	(54,010)

Decrease (increase) in inventories		(866)	—
Decrease (increase) in trade receivables and other current assets		4,325	(2,583)
Decrease (increase) in subsidies receivables		4,787	(2,807)
(Decrease) increase in trade payables and other current liabilities		2,330	(893)
(Decrease) increase in deferred income		(19)	112

Change in working capital		10,556	(6,171)

Net cash flows provided by (used in) operating activities		(53,054)	(60,181)

Cash flows from investment activities
Acquisition of intangible assets		(23)	(31)
Acquisition of property, plant and equipment	6	(13,641)	(2,257)
Net change in non-current financial assets	7	(93)	(203)
Sale (Acquisition) of current financial assets	7	23,698	(46)

Net cash flows provided by (used in) investing activities of continuing operations		9,941	(2,537)

Cash flows provided by (used in) investment activities		9,941	(2,537)

Cash flows from financing activities		—
Proceeds from the exercise of Cellectis stock options	13	11,818	—
Proceeds from the exercise of Calyxt stock options	13	227	—
Increase in share capital Cellectis	15	46,924	—
Increase in share capital Calyxt	13	—	11,342
Costs incurred related to Calyxt’s follow-on offering	13		(948)
Increase in borrowings	10	—	5,969
Interest paid on financial debt			(178)
Payments on lease debts	10	(6,339)	(5,878)

Net cash flows provided by (used in) financing activities		52,630	10,307

(Decrease) increase in cash and cash equivalents		9,518	(52,411)

Cash and cash equivalents at the beginning of the year		241,148	185,636
Effect of exchange rate changes on cash		(2,439)	(3,785)

Cash and cash equivalents at the end of the period	9	248,226	129,440

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Cellectis S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)
($ in thousands, except share data)

		Share Capital Ordinary Shares		Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	Equity		Total Shareholders’ Equity
	Notes	Number of shares	Amount					attributable to shareholders of Cellectis	Non controlling interests
As of January 1, 2021		42,780,186	2,785	863,911	(4,089)	(505,961)	(81,074)	275,572	33,273	308,845
Net Loss							(51,787)	(51,787)	(5,169)	(56,956)
Other comprehensive income (loss)					(5,451)	577		(4,874)	(1,519)	(6,393)

Total comprehensive income (loss)					(5,451)	577	(51,787)	(56,661)	(6,688)	(63,348)
Allocation of prior period loss						(81,074)	81,074
Exercise of stock options Calyxt						146		146	81	227
Capital Increase Cellectis (ATM)		2,415,630	146	47,688				47,834		47,834
Transaction costs (1)				(910)				(910)		(910)
Transaction with subsidiaries						(6)		(6)	5	(1)
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	265,494	16	5,702				5,718		5,718
Non-cash stock-based compensation expense	14			4,233				4,233	(213)	4,020
Other movements				(34)	(62)	34		(62)		(62)

As of June 30, 2021		45,461,310	2,947	920,591	(9,602)	(586,284)	(51,787)	275,864	26,458	302,323

As of January 1, 2022		45,484,310	2,945	934,696	(18,021)	(584,129)	(114,197)	221,293	15,181	236,474
Net Loss							(50,858)	(50,858)	(3,352)	(54,211)
Other comprehensive income (loss)					(11,605)	1,218	—	(10,387)	(373)	(10,760)

Total comprehensive income (loss)					(11,605)	1,218	(50,858)	(61,246)	(3,725)	(64,971)
Allocation of prior period loss						(114,197)	114,197	—		—
Issuance of Calyxt’s common stock and exercise of Calyxt’s pre-funded warrants (2)						1,402		1,402	1,331	2,733
Transaction with subsidiaries (4)						2,152		2,152	(2,152)	—
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	26,500	1	—		(1)		0		0
Non-cash stock-based compensation expense	14			5,331		—		5,331	954	6,285
Other movements (3)				(372,744)		372,744		—	—	—

As of June 30, 2022		45,510,810	2,946	567,284	(29,626)	(320,812)	(50,858)	168,933	11,588	180,522

(1)
These costs correspond to the issuance costs related to the
At-The-Market
(“ATM”) financing program and were recorded as a reduction of share premium, in anticipation of share issuances that occurred in April 2021.

(2)
On February 23, 2022, Calyxt completed a
follow-on
offering, in which it issued 3,880,000 shares of its common stock, pre-funded
warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock. The aggregate offering price for each share of common stock and accompanying common warrant was $1.41. The aggregate offering price for each pre-funded
warrant and accompanying common warrant was $1.4099. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

The
Pre-Funded
Warrants have been classified as a liability measured at fair value through profit and loss in the Company’s consolidated balance sheet until their exercise in full on May 4, 2022, and subsequently settled with the counterparty in common stock. At the exercise date, the fair value of the
Pre-Funded
Warrants amounted to $1.6 million.

The issuance of common stock and pre-funded warrants generates a $2.7 million of impact on equity.
(3)
During the annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $372.7 million of retain earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

(4)
Transaction with subsidiaries during the first six months of 2022 correspond to the reduction in the Group’s percentage of interest in Calyxt from 61.8% at December 31, 2021 to 51.3% at June 30, 2022, without a change in the consolidation method.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2022
Note 1. The Company
Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.
We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor
T-cells
(“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.
Our UCART product candidates, based on gene-edited
T-cells
that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that
CAR-based
immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR
T-cells.
Our gene-editing technologies allow us to create allogeneic CAR
T-cells,
meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR
T-cells
will allow us to develop cost-effective,
“off-the-shelf”
products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.
Together with our focus on immuno-oncology, we are using, through our HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases.
As of June 30, 2022, Cellectis S.A. also owns 51.3% of the outstanding shares of common stock of Calyxt, Inc., our plant-based synthetic biology subsidiary that leverages its proprietary PlantSpring technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system.
Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. (or “Calyxt”) are sometimes referred to as a consolidated group of companies as the “Group.”
COVID-19
Update
While implementing health and safety measures in response to the
COVID-19
pandemic, we continued to advance our proprietary allogeneic CAR
T-cell
programs during the six months ended June 30, 2022.
Although the
COVID-19
pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its
AMELI-01,
BALLI-01
and
MELANI-01
clinical trials during the six months ended June 30, 2022.
Despite the increasing availability of
COVID-19
vaccines, the
COVID-19
pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR
T-cell
programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up
is expected to continue to be impacted by the
COVID-19
pandemic. The exact timing of delays and overall impact of the
COVID-19
pandemic to our business, preclinical studies, clinical trials and manufacturing activities is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first six months of 2022, the
COVID-19
pandemic did not have a material impact on operations. However, a resurgence of the
COVID-19
pandemic, governmental response measures, and resulting disruptions could adversely affect Calyxt’s operations and results.
The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.
Note 2. Accounting principles
2.1 Basis for preparation
The Interim Consolidated Financial Statements of Cellectis as of, and for the
six-month
period ended, June 30, 2022 were approved by our Board of Directors on August 4, 2022.
The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.
The Interim Consolidated Financial Statements as of, and for the
six-month
period ended June 30, 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).
The Interim Consolidated Financial Statements as of and for the
six-month
period ended June 30, 2022 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2021, except as described below related to the new or amended accounting standards applied.
IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).
Application of new or amended accounting standards or new amendments
The following pronouncements and related amendments have been adopted by us from January 1, 2022 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ Test for Derecognition of Financial Liabilities (Effective for the accounting periods as of January 1, 2022)

Accounting standards, interpretations and amendments issued but not yet effective
The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2023 or later, as specified below. We are currently evaluating if the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position, or cash flows:

•
IFRS 17 Insurance Contracts (including Amendments to IFRS 17 issued in June 2020 and Amendment to IFRS 17—Initial Application of IFRS 17 and IFRS 9 – Comparative Information issued in December 2021) (issued in May 2017 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (issued in July 2020 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (issued in March 2021 and Effective for the accounting periods as of January 1, 2023)

•
Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued in May 2021 and Effective for the accounting periods as of January 1, 2023)

2.2 Currency of the financial statements
The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.
All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.
The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Other comprehensive income (loss)” in the Condensed Consolidated Statements of Changes in Shareholders’ Equity.
2.3 Consolidated entities and
non-controlling
interests
Accounting policy
We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.
To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.
In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.
All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.
Consolidated entities
For the
six-month
period ended June 30, 2022, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt.
As of June 30, 2022, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 51.3% of Calyxt’s outstanding shares of common stock.
On September 21, 2021, Calyxt entered into an
At-the-Market
Program (“ATM Program”). Under the terms of the ATM
Program
, Calyxt may, from
time-to-time,
issue common stock having an aggregate offering value of up to $
50.0
 million. At its discretion, Calyxt determines the timing and number of shares to be issued under the ATM Program. Based on Calyxt’s public float, as of the date of the filing of its Annual Report on Form
10-K,
Calyxt is only permitted to utilize a “shelf” registration statement, including the registration statement under which the ATM Program is operated, subject to Instruction I.B.6 to Form
S-3,
which is referred to as the “baby shelf” rules. For so long as Calyxt’s public float is less than $
75,000,000
, it
may
not sell more than the equivalent of
one-third
of its public float during any twelve consecutive months pursuant to the baby shelf rules. As of December 31, 2021, the Company had issued approximately
1.4
 million shares of common stock under the ATM Program. Calyxt’s balance of cash and cash equivalents includes $3.9 million of net proceeds from those sales, and another $
0.2
 million of cash was received in early January 2022 following the settlement of those sales with the broker. During the six-month
period ended June 30, 2022, Calyxt did not issue any shares of common stock under the ATM Program.
On February 23, 2022, Calyxt completed the placement to an institutional investor in an
SEC-registered
underwritten offering of (i) 3,880,000 shares of Calyxt common stock,
(ii) pre-funded
warrants to purchase up to 3,880,000 shares of its common stock, and (iii) common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded
warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded
warrant sold. The
pre-funded
warrants are exercisable for an exercise price of $0.0001 per share of Calyxt common stock and the common warrants are exercisable for an exercise price of $1.41 per share of Calyxt common stock. The pre-funded
warrants are immediately exercisable and remain exercisable until exercised, while the common warrants will be exercisable six months after the date of issuance and expire on August 23, 2027. The aggregate offering price for each share of common stock and an accompanying common warrant was $
1.41
. The aggregate offering price for each
pre-funded
warrant and an accompanying common warrant was $1.4099.
On May 5, 2022, all of Calyxt’s outstanding
pre-funded
warrants were exercised by their holder. Based on Calyxt’s 46,648,163 shares of outstanding common stock as of May 4, 2022, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock as of May 5, 2022 was
51.4
% (51.3% as of June 30, 2022). If all remaining common warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 43.9%.
On May 17, 2022, Calyxt, Inc. received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that Calyxt is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”), because the closing bid price of Calyxt’s common stock, par value $0.0001 per share, was below $1.00 per share for 30 consecutive business days. At Calyxt’s 2022 annual meeting of stockholders held on June 1, 2022, Calyxt got an approval from its stockholders of an amendment to its amended and restated certificate of incorporation to effect a reverse stock split of Calyxt’s shares of common stock at a ratio not less than
2-to-1
and not greater than
10-to-1,
with the exact ratio set within that range at the discretion of Calyxt’s board of directors before April 1, 2024 without further approval or authorization of Calyxt’s stockholders (the “Reverse Stock Split”). There can be no assurance that the reverse stock split, if implemented, will increase the market price of Calyxt’s common stock in proportion to the reduction in the number of shares of Calyxt’s common stock outstanding before the reverse stock split or result in a permanent increase in the market price.
Non-controlling
interests
Non-controlling
shareholders held a 38.2% interest in Calyxt as of December 31, 2021 and a 48.7% interest in Calyxt as of June 30, 2022. These non-controlling
interests were generated during the initial public offering of Calyxt and a subsequent follow-on
offering, as well as through vesting and exercises of equity awards and Calyxt’s ATM Program.

Note 3. Information concerning the Group’s Consolidated Operations
3.1 Revenues and other income
3.1.1 For the
six-month
period ended June 30
Revenues by country of origin and other income

	For the six-month period ended June 30,
	2021	2022

	$ in thousands
From France	20,061	2,972
From USA (1)	16,716	73

Revenues	36,777	3,045

Research tax credit	4,272	3,544
Subsidies and other	1,532	7

Other income	5,804	3,551

Total revenues and other income	42,581	6,596

(1)	Revenues from USA concern Calyxt only.
Revenues by nature

	For the six-month period ended June 30,
	2021	2022

	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues from collaboration agreements	20,014	2,530

Collaboration agreements	20,014	2,530

Licenses	—	276
Products & services	16,763	239

Total revenues	36,777	3,045

Recognition of other revenues for the
six-month
period ended June 30, 2022 mainly reflects (i) the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million and the recognition of $1.0 million related a change of control of a licensee pursuant to the terms of the license agreement with Cellectis and amendment to the license agreement (extension of the option term) while recognition of other revenues for the six-month
period ended June 30, 2021 mainly reflected (i) the recognition of $15.0 million of upfront amounts related to the grant of a right-of-use
license as part of the agreement signed between Cellectis and Cytovia on February 12, 2021 and (ii) the recognition of a $5.1 million milestone related to Cellectis’ agreement with Allogene.
Revenues related to licenses include royalties received under our various license agreements.
Products and services revenues mainly include the revenues of plants activities which are primarily attributable to Calyxt’s seed and grain crop sales for $5.0 million during the first six months of 2021. The decreases in revenue and cost of goods sold were driven by the late 2021 completion of the wind-down of Calyxt’s soybean product line. All of Calyxt’s revenue in the first semester of 2022 was associated with Calyxt’s agreement with a large food ingredient manufacturer to develop a palm oil alternative.

3.1.2 For the three-month period ended June 30
Revenues by country of origin and other income

	For the three-month period ended June 30,
	2021	2022

	$ in thousands
From France (2)	(552)	1,307
From USA (1)	11,728	42

Revenues	11,176	1,348

Research tax credit	1,909	1,416
Subsidies and other	1,530	0

Other income	3,439	1,416

Total revenues and other income	14,615	2,765

(1)	Revenues from USA concern Calyxt only.
(2)
For the three months ended June, 2022 is mainly driven by the recognition of $1.0 million related a change of control of a licensee pursuant to the terms of the license agreement with Cellectis and amendment to the license agreement

Revenues by nature

	For the three-month period ended June 30,
	2021	2022

	$ in thousands
Recognition of previously deferred upfront payments	—	—
Other revenues from collaboration agreements	(551)	998

Collaboration agreements	(551)	998

Licenses	(48)	158
Products & services	11,775	192

Total revenues	11,176	1,348

3.2 Operating expenses
3.2.1
For the
six-month
period ended June 30

	For the six-month period ended June 30,
Cost of revenue	2021	2022
Cost of goods sold	(18,706)	0
Royalty expenses	(1,194)	(714)

Cost of revenue	(19,899)	(714)

	For the six-month period ended June 30,
Research and development expenses	2021	2022
Wages and salaries	(20,863)	(23,400)
Social charges on stock option grants	(845)	32
Non-cash stock-based compensation expense	(4,530)	(3,554)

Personnel expenses	(26,237)	(26,923)

Purchases and external expenses	(30,897)	(22,578)
Other	(5,204)	(9,026)

Total research and development expenses	(62,338)	(58,527)

	For the six-month period ended June 30,
Selling, general and administrative expenses	2021	2022
Wages and salaries	(9,183)	(6,262)
Social charges on stock option grants	(350)	(39)
Non-cash stock-based compensation expense	509	(2,731)

Personnel expenses	(9,024)	(9,033)

Purchases and external expenses	(6,419)	(5,910)
Other	(2,776)	(2,751)

Total selling, general and administrative expenses	(18,219)	(17,695)

	For the six-month period ended June 30,
Personnel expenses	2021	2022
Wages and salaries	(30,046)	(29,663)
Social charges on stock option grants	(1,195)	(8)
Non-cash stock-based compensation expense	(4,020)	(6,285)

Total personnel expenses	(35,261)	(35,956)

The decrease in cost of goods sold of $18.7 million between the six-month
period
ended June 30, 2021 and 2022 is driven by Calyxt’s business model for its PlantSpring Technology and BioFactory compared to the sales in the prior year of soybean products at Calyxt.
3.2.2 For the three-month period ended June 30

	For the three-month period ended June 30,
	2021	2022
Cost of goods sold	(11,375)	(0)
Royalty expenses	(380)	(329)

Cost of revenue	(11,754)	(329)

	For the three-month period ended June 30,
Research and development expenses	2021	2022
Wages and salaries	(9,986)	(11,120)
Social charges on free shares and stock option grants	(84)	39
Non-cash stock-based compensation expense	(2,819)	(1,894)

Personnel expenses	(12,888)	(12,975)

Purchases and external expenses	(15,845)	(11,626)
Other	(2,413)	(4,448)

Total research and development expenses	(31,147)	(29,048)

	For the three-month period ended June 30,
Selling, general and administrative expenses	2021	2022
Wages and salaries	(3,206)	(3,073)
Social charges on free shares and stock option grants	(17)	7
Non-cash stock-based compensation expense	(1,172)	(1,484)

Personnel expenses	(4,395)	(4,549)

Purchases and external expenses	(3,600)	(2,523)
Other	(1,348)	(1,343)

Total selling, general and administrative expenses	(9,343)	(8,415)

	For the three-month period ended June 30,
Personnel expenses	2021	2022
Wages and salaries	(13,192)	(14,192)
Social charges on free shares and stock option grants	(100)	46
Non-cash stock-based compensation expense	(3,990)	(3,378)

Total personnel expenses	(17,283)	(17,524)

The decrease in cost of goods sold of $11.4 million between the three-month period ended June 30, 2021 and 2022 is driven by Calyxt’s business
model for its PlantSpring Technology and BioFactory compared to the sales in the prior year of soybean products at Calyxt.
3.3 Reportable segments
Accounting policies
Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.
For the
six-month
period ended June 30, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President CMC and Manufacturing (previously The Executive Vice President Strategic Initiatives);

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.
We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•
Therapeutics: This segment is focused on the development of (i) gene-edited allogeneic Chimeric Antigen Receptor
T-cells
product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem cells (HSC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•
Plants: This segment is focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proprietary BioFactory
™
production system. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.
With respect to corporate general and administrative expenses, Cellectis S.A. historically provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up
ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the
12-month
Euribor plus 5% per annum.
The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.
Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and cost of revenue and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash
stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.
Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash
stock-based compensation expense—a
non-cash
expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.
The net income (loss) by segment includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the six months period ended June 30

	For the six-month period ended June 30, 2021			For the six-month period ended June 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	16,716	20,061	36,777	73	2,972	3,045
External other income	1,528	4,276	5,804	—	3,551	3,551

External revenues and other income	18,244	24,337	42,581	73	6,523	6,596

Cost of revenue	(18,706)	(1,194)	(19,899)	—	(714)	(714)
Research and development expenses	(5,836)	(56,503)	(62,338)	(6,297)	(52,231)	(58,527)
Selling, general and administrative expenses	(7,528)	(10,691)	(18,219)	(6,801)	(10,893)	(17,695)
Other operating income and expenses	7	482	489	242	774	1,016

Total operating expenses	(32,063)	(67,905)	(99,968)	(12,856)	(63,064)	(75,920)

Operating income (loss) before tax	(13,818)	(43,569)	(57,387)	(12,783)	(56,541)	(69,324)

Net financial gain (loss)	(584)	1,015	431	5,900	9,213	15,113

Net income (loss)	(14,402)	(42,554)	(56,956)	(6,883)	(47,328)	(54,211)

Non-controlling interests	5,169	—	5,169	3,352	—	3,352

Net income (loss) attributable to shareholders of Cellectis	(9,233)	(42,554)	(51,787)	(3,531)	(47,328)	(50,858)

Depreciation and amortization	(1,218)	(5,954)	(7,173)	(1,316)	(9,434)	(10,749)
Additions to tangible and intangible assets	308	11,020	11,327	671	1,452	2,123

Details of key performance indicators by reportable segment for the three months period ended June, 30

	For the three-month period ended June 30, 2021			For the three-month period ended June 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	11,728	(552)	11,176	42	1,307	1,348
External other income	1,528	1,911	3,439	—	1,416	1,416

External revenues and other income	13,256	1,359	14,615	42	2,723	2,765

Cost of revenue	(11,337)	(418)	(11,754)	0	(329)	(329)
Research and development expenses	(2,810)	(28,336)	(31,147)	(3,419)	(25,630)	(29,048)
Selling, general and administrative expenses	(3,410)	(5,933)	(9,343)	(3,585)	(4,830)	(8,415)
Other operating income and expenses	31	118	150	198	753	951

Total operating expenses	(17,526)	(34,569)	(52,096)	(6,806)	(30,036)	(36,842)

Operating income (loss) before tax	(4,270)	(33,210)	(37,481)	(6,764)	(27,313)	(34,077)

Financial gain (loss)	(294)	(3,836)	(4,129)	6,322	8,301	14,623

Net income (loss)	(4,564)	(37,046)	(41,610)	(442)	(19,012)	(19,454)

Non controlling interests	1,691	—	1,691	506	—	506

Net income (loss) attributable to shareholders of Cellectis	(2,873)	(37,046)	(39,919)	64	(19,012)	(18,947)

Depreciation and amortization	(614)	(2,768)	(3,382)	(608)	(4,500)	(5,108)
Additions to tangible and intangible assets	39	4,688	4,727	308	870	1,178

Note 4. Impairment tests
Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.
No indicator of impairment has been identified for any intangible or tangible assets in the CGUs for the six-month
period ended June 30, 2022.
Note 5.
Right-of-use
assets
Details of
Right-of-use
assets
Under the provision of IFRS 16 “Leases”, the Company recognizes a right of use asset and lease liability on the Statement of financial position.
The breakdown of
right-of-use
assets is as follows:

	Building lease	Office and laboratory equipment	Total

	$ in thousands
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions to tangible assets	(139)	5,666	5,527
Depreciation expense	(2,882)	(1,771)	(4,653)
Translation adjustments	(584)	(85)	(668)

Net book value as of June 30, 2021	58,819	15,232	74,050

Gross value at end of period	70,818	18,871	89,689
Accumulated depreciation and impairment at end of period	(11,999)	(3,639)	(15,638)
Net book value as of January 1, 2022	55,197	14,226	69,423

Additions	471	322	793
Disposal of right-of-use asset (1)	(2,577)	(166)	(2,743)
Reclassification	—	—	—
Depreciation expense	(2,773)	(2,144)	(4,917)
Translation adjustments	(1,242)	(228)	(1,469)

Net book value as of June 30, 2022	49,076	12,010	61,086

Gross value at end of period	65,343	19,130	84,473
Accumulated depreciation at end of period	(16,267)	(7,120)	(23,386)

(1)	The disposals of rights of use correspond primarily to the disposal of the right of use relating to the sublet portion of our leased New York premises.

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total

	$ in thousands
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	2,778	2,127	1,046	5,376	11,327
Disposal of tangible assets	(40)	(72)	—	(59)	(171)
Reclassification	1,105	4,568	(860)	(4,859)	(47)
Depreciation expense	(1,056)	(1,399)	(329)	—	(2,784)
Translation adjustments	(333)	(83)	(31)	(73)	(520)

Net book value as of June 30, 2021	19,218	9,577	2,997	47,686	79,478

Gross value at end of period	25,844	24,821	4,603	47,686	102,954
Accumulated depreciation and impairment at end of period	(6,626)	(15,245)	(1,606)	(0)	(23,476)
Net book value as of January 1, 2022	14,733	58,072	3,056	2,985	78,846

Additions to tangible assets	57	266	369	1,431	2,123
Disposal of tangible assets	(1)	(151)	(191)	79	(263)
Reclassification	78	1,474	52	(1,696)	(91)
Depreciation expense	(1,310)	(3,838)	(174)	—	(5,322)
Translation adjustments	(842)	(304)	(77)	(117)	(1,340)

Net book value as of June 30, 2022	12,715	55,520	3,035	2,682	73,953

Gross value at end of period	21,080	75,981	5,089	2,682	104,832
Accumulated depreciation and impairment at end of period	(8,364)	(20,461)	(2,054)	(0)	(30,879)
Assets under construction as of June 30, 2022 primarily relates to Cellectis’ raw and starting materials manufacturing facility and offices in Paris ($1.4 million) and the manufacturing facility in Raleigh, North Carolina ($1.1 million). The assets put into service in 2022 mainly concern Calyxt’s pilot BioFactory and technical equipment for $1.3 million.
Note 7.
Non-current
financial assets
As of June 30, 2022,
non-current
financial assets primarily for a total amount of $9.3 million and primarily consist of a $2.6 million deposit for the Company’s Raleigh’s building, $0.7 million deposit for the Company’s Paris’ building, $1.9 million related to a leasing agreement for equipment, $2.8 million for partial sublease of
New-York
commercial facility started in June 2022 and a $0.1 million deposit for Calyxt’s headquarters building, which correspond to long-term restricted cash. The residual amount mainly relates to deposits and guarantees.

Note 8. Trade receivables and other current assets
8.1 Trade receivables

	As of December 31,	As of June 30,
	2021	2022

	$ in thousands
Trade receivables	20,390	2,602
Valuation allowance	(29)	—

Total net value of trade receivables	20,361	2,602

All trade receivables have payment terms of less than one year. The trade receivables in 2021 were mainly due to an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”) Cellectis entered into on February 12, 2021. The consideration to Cellectis included a trade receivable of $20 million issued by Cytovia to Cellectis.
On April 26, 2022, we amended the Cytovia Agreement so that the right for Cellectis to receive an upfront cash payment or equity stake in Cytovia of $20 million is exchanged for a convertible note for a nominal amount of $20 million and a warrant , which is exercisable in connection with Cytovia’s combination with a special purpose acquisition company. The convertible note bears a 2% interest and converts (i) automatically in connection with certain fundamental transactions by which Cytovia becomes a publicly-traded company, and (ii) at our option in connection with a company sale, certain financing transactions and at maturity, in each case, into a number of shares of Cytovia equity securities that varies depending on such scenarios In certain scenarios (e.g., in connection with certain financing transactions), we may elect for the note to be paid in cash before its maturity date on December 31, 2022.
As of June 30, 2022, trade receivables consist primarily of two milestones for $1.5 million to be collected during the third quarter of 2022.
8.2 Subsidies receivables

	As of December 31,	As of June 30,
	2021	2022

	$ in thousands
Research tax credit	9,268	11,244

Total subsidies receivables	9,268	11,244

Research tax credit receivables as of June 30, 2022 include the accrual for a French research tax credit related to 2022 for $3.3 million and to previous periods for $7.2 million. The remaining amount relates to refundable tax credits in the United States. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. In January 2022, a legal court confirmed that Cellectis was entitled to receive the amounts related to 2017 and 2018 tax credits. $0.8 million were collected in February 2022.
8.3 Other current assets

	As of December 31,	As of June 30,
	2021	2022

	$ in thousands
VAT receivables	1,398	1,621
Prepaid expenses and other prepayments	8,171	5,838
Tax and social receivables	46	65
Deferred expenses and other current assets	50	170

Total other current assets	9,665	7,694

Prepaid expenses and other prepayments primarily include advances to our sub-contractors
on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.
During the year ended December 31, 2021, and the
six-month
period ended June 30, 2022, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.
As of December 31, 2021, and as of June 30, 2022, tax and social receivables relate mainly to social charges on personnel expenses.
Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	499	—	499
Cash and cash equivalents	185,636	—	185,636

Current financial assets and cash and cash equivalents	186,135	—	186,135

As of June 30, 2022	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
		$ in thousands
Current financial assets	24,186	—	24,186
Cash and cash equivalents	129,440	—	129,440

Current financial assets and cash and cash equivalents	153,626	—	153,626

9.1 Current financial assets
Current financial assets are composed of current restricted cash for $0.5 million.
As December 31, 2021 and June 30, 2022, current restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $0.5 million.
Financial assets are measured at fair value through profit or loss in accordance with IFRS 9 include the following:

•	Financial assets including embedded derivatives for which Cellectis elected to designate at fair value through profit or loss;

•	Financial assets managed on a fair value basis; and

•	Derivative instruments that are not documented in hedging relationships
Following the amendment of the Cytovia Agreement signed on April 26, 2022, which substantially modified the cash flows to which Cellectis was entitled under the initial arrangement, the trade receivable amounting to $20 million was derocognized and the new financial assets received, i.e., a convertible note and a warrant, were recognized at their fair value under Level 3 instrument.

Considering the complexity of the model, this Level 3 instrument was valued by an external independent expert using all information shared by the management—in particular, unobservable parameters.
The valuation model chosen is based on the binomial model (Cox, Ross and Rubinstein) with the introduction of the issuer’s credit risk (modeled by a constant credit spread).
The fair value of the convertible note on April 26, 2022 amounts to $23 million with a $3 million financial gain in profit or loss.
This financial gain can be rationalized as a compensation for the delay and the risk supported by Cellectis with this amendment.
The convertible note, which may be converted in a number of ordinary or preferred shares of Cytovia or in cash that varies depending on several scenario, which are:

•	Conversion upon Qualified IPO

•	Conversion upon Qualified Direct Listing

•	Conversion upon Qualified SPAC Transaction

•	Conversion upon a Financing

•	Company Sale

•	Conversion at Maturity on December 31, 2022
The convertible note is a financial asset that is subsequently measured at fair value through profit or loss. The fair value of the convertible note on June 30, 2022 is $23.6 million.
Therefore, the total profit loss impact for the period from issuance to June 30, 2022 is a $3.6 million financial gain.
The fair value variation cannot be explained only by market conditions’ evolution since the exit scenario adopted for valuation is different for each date. This led to a different payoffs, given the right to convert into two different types of shares in each valuation date: (i) solely ordinary shares in conjunction with a SPAC transaction on April 26, 2022 and (ii) preferred shares in conjunction with an assumed private Financing on June 30, 2022.
Moreover, a transformation of the payoff formula under the Financing scenario shows the division of the Nominal of $20 million by the “Discount factor” of 80% leading to a nominal of $25 million, which offset the impact of the decrease of the share value.
Estimate of the fair value of the convertible note
The convertible note may be converted in a number of ordinary or preferred shares of Cytovia that varies depending on various scenarios. In certain scenarios (e.g., in connection with certain financing transactions), we may elect for the note to be paid or in cash before its maturity date on December 31, 2022. There are six different scenarii under which the bond may be converted and the probability of these scenarios is taken into account in the valuation.
For fair value measurement on April 26, 2022, a 100% probability of a SPAC qualified transaction was considered, as Isleworth Healthcare Acquisition Corp. and Cytovia Therapeutics had announced an agreement for a business combination to create a publicly listed company. The calculation was based on the Cytovia share price derived from the Isleworth Healthcare Acquisition Corp offer.
Main inputs for the valuation can be detailed as follows:

Date	April 26, 2022
Scenario	Conversion upon a SPAC transaction
Risk free rate	Reuters USD 3 months curves
Stock volatility	75.6% (common shares)
Credit spread (sectorial spread curves)	1000 bps
Cytovia share price	5.79
On June 30, 2022, the SPAC transaction was aborted, and the scenario considered was therefore changed to that of a conversion upon a financing of Cytovia. The estimated share price of Cytovia was therefore adjusted compared to that considered initially—notably to take into account the fact that the company would most likely remain private. Consequently, a 100% probability of private financing transaction was considered, for fair value measurement on June 30, 2022.
Main inputs for the valuation can be detailed as follows:

Date	June 30, 2022
Scenario	Conversion upon a financing
Risk free rate	Reuters USD 3 months curves
Stock volatility	59.7% (preferred shares)
Credit spread (sectorial spread curves)	125 bps
Cytovia share price	5.04

Sensitivity of the instrument at the end of June 30, 2022 is the following:
Valuation of the note with shocks on the note conversion date

Convertible bond value (in $)
shock on date : -2 months	23,718,604
shock on date : -1 months	23,680,783
shock on date : 0 months	23,641,703
shock on date : 1 months	23,603,885
Valuation of the note with shocks on the z-spread

Convertible bond value (in $)
shock on zspread : -50 bps	23,683,439
shock on zspread : 0 bps	23,641,703
shock on zspread : 50 bps	23,600,055
shock on zspread : 100 bps	23,558,494
shock on zspread : 200 bps	23,475,632
Neither volatility nor share value have material impact on this instrument’s value.
9.2 Cash and cash equivalents

	As of December 31,	As of June 30,
	2021	2022

	$ in thousands
Cash and bank accounts	137,725	86,791
Money market funds	13,933	13,564
Fixed bank deposits	33,978	29,084

Total cash and cash equivalents	185,636	129,440

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 10. Financial liabilities
10.1 Detail of financial liabilities

	As of December 31,	As of June 30,
	2021	2022

	$ in thousands
Lease debts	71,526	66,591
State Guaranteed loan « PGE »	18,770	14,433
Non-current financial liabilities	1,259	1,203

Total non-current financial liabilities and non-current lease debts	91,555	82,227

Research Tax Credit prefinancing	—	5,667
Lease debts	8,329	8,091
State Guaranteed loan « PGE »	2,246	4,841
Current financial liabilities	108	801

Total current financial liabilities and current lease debts	10,683	19,400

Trade payables	23,762	24,159
Other current liabilities	13,731	10,884

Total Financial liabilities	139,731	136,670

State Guaranteed loan (or “
Prêt Garanti par l’Etat
”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $19.2 million using exchange rate as of June 30, 2022) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the
COVID-19
crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan will be amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount.
As of June 30, 2022, the
non-current
financial liabilities are composed of Cellectis’ obtention in 2020 of a loan to finance leasehold improvement at its location in New York.
We finalized a Research Tax Credit financing with BPI in June 2022 and received €5.5 million in cash which represents a current financial liability of $5.7 million as of June 30, 2022.
As of June 30, 2022, the current financial liabilities are mainly composed of common warrants to purchase up to 7,760,000 shares of Calyxt’s common stock The common warrants have been classified as a liability in the Company’s consolidated balance sheet because the warrants include a put option election available to the holder of a common warrant that is contingently exercisable if Calyxt enters into a fundamental transaction through a change of control put. If the change of control Put is exercised by the holder of a common warrant, they may elect to receive either the consideration of the fundamental transaction or put the common warrant back to Calyxt in exchange for cash, based on terms and timing specified in the common warrant. If the put option is exercised, Calyxt is required to pay cash to the holder in an amount determined by the Black Scholes pricing model, with assumptions determined in accordance with the terms of the common warrants. Common warrants are Fair Value Level 3 instruments under IFRS 9 and will be reevaluated each quarter at their fair value through profit and loss. For the six-month
period ended June 30, 2022, this reevaluation generated a financial gain of $7.4 million in the statement of consolidated operations of which $4.7 million for common warrants and $2.7 million for prefunded warrants.

10.2 Due dates of the financial liabilities

Balance as of June 30, 2022	Book value	Less than One Year	One to Five Years	More than Five Years

	$ in thousands
Lease debts	74,681	8,091	31,574	35,017
Financial liabilities	26,946	11,310	14,978	658

Financial liabilities	101,627	19,400	46,552	35,675

Trade payables	24,159	24,159	—	—
Other current liabilities	10,884	10,884	—	—

Total financial liabilities	136,670	54,443	46,552	35,675

Note 11. Other current liabilities

	As of December 31,	As of June 30,
	2021	2022

	$ in thousands
VAT Payables	71	70
Accruals for personnel related expenses	12,483	9,624
Other	1,177	1,189

Total	13,731	10,884

Accruals for personnel are related to annual bonuses, paid
time-off
or PTO accruals and social expenses on stock options.
Other current liabilities are stable between December 31, 2021 and June 30, 2022.
Note 12. Deferred revenues and contract liabilities

	As of December 31, 2021	As of June 30, 2022

	$ in thousands
Deferred revenues and contract liabilities	301	400

Total Deferred revenue and contract liabilities	301	400

Deferred revenues and contracts liabilities consist primarily of $
0.2
million deferred revenue on Therapeutics segment’s license agreements and $
0.1
million deferred revenue on a Plants segment’s collaboration agreement.

Note 13. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value

	$ in thousands (except number of shares)			in $
Balance as of January 1, 2021	2,785	863,911	42,780,186	0.05
Capital increase (ATM)	146	47,688	2,415,630	—
Exercise of share warrants, employee warrants and stock options	16	5,702	265,494	—
Non-cash stock-based compensation expense	—	4,233	—	—
Transaction costs	—	(910)	—	—
Other movements	—	(34)	—	—

Balance as of June 30, 2021	2,947	920,591	45,461,310	0.05

Balance as of January 1, 2022	2,945	934,696	45,484,310	0.05

Capital increase (ATM)	—	—	—	—
Exercise of share warrants, employee warrants and stock options	1	—	26,500	—
Non-cash stock-based compensation expense	—	5,331	—	—
Transaction costs	—	—	—	—
Other movements	—	(372,744)	—	—

Balance as of June 30, 2022	2,946	567,284	45,510,810	0.05

Capital evolution during the
six-month
period ended June 30, 2022

•	During the six-month period ended June 30, 2022, 26,500 free shares were converted to 26,500 ordinary shares.

•
During the annual shareholders meeting of June 28, 2022, the shareholders, in accordance with French Law, approved the absorption of $372.7 million of retain earnings into share premium. This transaction has no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities.

Note 14.
Non-cash
stock-based compensation
14.1 Detail of Cellectis equity awards
Holders of vested Cellectis stock options and
non-employee
warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.
For stock options and
non-employee
warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options
The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022

Weighted-Average fair values of stock options granted	5.76€	1.73€
Assumptions:
Risk-free interest rate	0.00%	0.00% -0.91%
Share entitlement per options	1	1
Exercise price	8.54€ - 19.44€	3.48€ - 7.22€
Grant date share fair value	7.42€ - 16.54€	3.27€ - 6.74€
Expected volatility	58.4% - 60.1%	58.7% - 60.0%
Expected term (in years)	6.15	6.03 - 6.15
Vesting conditions	Service	Service
Vesting period	Graded	Graded
Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life

Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97		€5.9y
Granted	—	—	1,031,235	18.76	€
Exercised	—	—	(253,494)	18.49	€
Forfeited or Expired	—	—	(1,104,604)	24.27	€
Balance as of December 31, 2021	7,566,679	24.78	€9,159,794	23.50		€5.3y
Granted	—	—	147,280	4.16	€
Exercised	—	—	—	—
Forfeited or Expired	—	—	(707,776)	21.40	€
Balance as of June 30, 2022	7,425,644	24.59	€8,599,298	23.34		€4.9y
Share-based compensation expense related to stock option awards was $1.8 million and $1.6 million for the six-month
period ended June 30, 2022 and 2021, respectively.
On March 3, 2022, the Board of Directors granted 709,204 stock options of which 629,165 will not be considered for share-based compensation expense until formal approval in July 4, 2022 from beneficiaries. For executive members, stock options vesting period is between one
and
four years
and based on performance criteria. For all other beneficiaries, the vesting period for stock options is between one
and
four
years and without performance criteria.

Non-Employee
Warrants
No
non-employee
Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.
Information on
non-employee
warrants activity follows:

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life

Balance as of December 31, 2020	899,225	27.15	€899,225	27.15		€5.3y
Granted	—	€—	€—	€—	€
Exercised	—	€—	€(3,000)	18.68	€
Forfeited or Expired	—	€—	€—	€—	€
Balance as of December 31, 2021	896,225	27.18	€896,225	27.18		€4.3y
Granted	—	€—	€—	€—	€
Exercised	—	€—	€—	€—	€
Forfeited or Expired	—	€—	€—	€—	€
Balance as of June 30, 2022	896,225	27.18	€896,225	27.18		€3.8y
Considering that all
non-employee
warrants have vested, there was no share-based compensation expense related to non-employee
warrants awards for the
six-month
period ended June 30, 2022 and June 30, 2021.
Free shares
The free shares granted prior to 2018 are subject to a
two-year
vesting period and additional
two-year
holding period for French residents and four-years vesting period for foreign residents.
The free shares granted in 2018 and until 2021 are subject to at least one-year
vesting and additional
one-year
vesting period for French residents and
two-years
vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a
3-year
period.
The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a
3-year
period.

Information on free shares activity follows:

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	629,650	19.59	€
Granted	510,316	8.31	€
Vested	(32,000)	14.39	€
Cancelled	(185,265)	16.49	€
Unvested balance at December 31, 2021	922,701	14.15	€
Granted	87,259	3.44	€
Vested	(26,500)	10.46	€
Cancelled	(79,929)	17.30	€
Unvested balance at June 30, 2022	903,531	15.20	€
The fair value of free shares corresponds to the grant date share fair value.
We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.
Share-based compensation expense related to free shares awards was $2.5 million and $3.0 million for the six-month
period ended June 30, 2022 and 2021, respectively.
On March 3, 2022, the Board of Directors granted 274,551 free shares of which 234,551 will not be considered for share-based compensation expense until formal approval in July 4, 2022 from beneficiaries. For executive members, free shares vesting period is three years and based on performance criteria. For all other beneficiaries, the vesting period for free shares is three years and without performance criteria.
14.2 Detail of Calyxt equity awards
Stock Options
The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2021	2022

Weighted-Average fair values of stock options granted	$4.54	$0.86
Assumptions:
Risk-free interest rate	0.6% - 1.1%	1.9% - 3.5%
Share entitlement per options	1	1
Exercise price	$4.22 - $9.38	$0.30 - $1.42
Grant date share fair value	$4.22 - $9.38	$0.30 - $1.42
Expected volatility	80.1% - 82.0%	89.7% - 92.8%
Expected term (in years)	5.5 - 6.5	5.50 - 6.89
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.
Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.
The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon
yield curve in effect at the time of grant.
Calyxt has not paid and does not expect to pay dividends for the foreseeable future.
Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.
Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share		Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2020	2,347,665	$10.15		4,621,173	$10.30	6.2y
Granted	—	€—		€774,959	$5.20
Exercised	—	€—		€(61,372)	$3.70
Forfeited or Expired	—	€—		€(676,355)	$10.75
Balance as of December 31, 2021	2,789,110	$10.23		4,658,405	$9.47	5.6y
Granted	—	€—		€1,609,000	$1.12
Exercised	—	€—	€
Forfeited or Expired	—	€—		€(329,417)	$7.82
Balance as of June 30, 2022	3,018,231	$10.20		5,937,988	$7.30	5.3y
Stock-based compensation expense related to stock option awards was $0.9 million, compared to an expense of $0.4 million due to options forfeiture or expiration for the six-month
period ended June 30, 2022 and 2021, respectively.
Restricted Stock Units
Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.
Information on restricted stock unit activity follows:

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	547,807	$9.49
Granted	406,981	$4.59
Vested	(193,857)	$7.68
Cancelled	(189,628)	$10.91
Unvested balance at December 31, 2021	571,303	$6.15
Granted	1,077,600	$1.26
Vested	(181,248)	$6.38
Cancelled	(61,613)	$5.55
Unvested balance at June 30, 2022	1,406,042	$2.40
The fair value of restricted stock units corresponds to the grant date share fair value.
Calyxt has not paid and does not expect to pay dividends for the foreseeable future.
Share-based compensation expense related to restricted stock units awards was $0.7 million, compared to a gain of $0.6 million due to options forfeiture or expiration for the six-month
periods ended June 30, 2022 and 2021, respectively.
Performance Stock Unit
In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units. The performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years
During 2021, Calyxt recognized a benefit from the forfeiture of 166,667 performance stock units held by Mr. Blome, its former Chief Executive Officer.
In July 2021, Calyxt granted 600,000 performance stock units under the Inducement Plan to Mr. Carr. The performance stock units will vest if Calyxt’s stock remains above three specified price levels for thirty calendar days over the three-year performance period. The performance stock units will be settled in unrestricted shares of Calyxt’s common stock on the vesting date.

In March 2022, Calyxt granted 530,000 performance stock units under the 2017 Plan to five employees including four executive officers. The performance stock units include three annual performance periods (2022, 2023, and 2024) and target performance levels for each of those periods linked to the achievement of Calyxt’s objectives as determined annually for the respective period by the Compensation Committee of Calyxt’s Board of Directors (the Compensation Committee). Earned awards will be settled in shares of Calyxt’s stock no later than March 15 of the following year. The grant date for the tranche of awards linked to 2022 performance, which triggers the determination of the aggregate amount of expense for each tranche of performance stock units awarded, has been determined by the Compensation Committee. The grant date for the tranche of awards linked to 2022 performance is May 4, 2022. Determination of expense for the 2023 and 2024 tranches of PSUs will be made when the associated business objectives are determined.
In June 2022, PSU grants made to two executive officers in 2019 were forfeited because the underlying performance criteria were not met. These PSUs contained a market condition and had a five-year service period. The Company will continue to expense these PSUs over the remaining service period.
Information on performance stock unit activity follows:

Number of Performance Stock Units Outstanding
Unvested balance at December 31, 2020	311,667
Granted	600,000
Vested	—
Cancelled	(166,667)
Unvested balance at December 31, 2021	745,000
Granted	530,000
Vested	(145,000)
Cancelled	—
Unvested balance at June 30, 2022	1,130,000
Share-based compensation expense related to performance stock units awards was $0.3 million, compared to a gain of $0.3 million due to options forfeiture or expiration for the six-month
periods ended June 30, 2022 and 2021, respectively.

Note 15. Earnings per share
15.1 For the
six-month
periods ended June 30

	For the six-month period ended June 30,
	2021	2022
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(51,787)	(50,858)
Weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	44,163,914	45,497,127
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(1.17)	(1.12)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(1.17)	(1.12)
When we have net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).
15.1 For the three-month periods ended June 30

	For the three-month period ended June 30,
	2021	2022
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(39,919)	(18,947)
Weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	45,461,310	45,507,921
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis per share ($ / share)
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.88)	(0.42)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.88)	(0.42)
When we have net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

Note 16. Provisions

	31/12/2021	Additions	Amounts used during the period	Reversals	OCI	30/06/2022

	$ in thousands
Pension	4,073	288	—	—	(1,509)	2,852
Employee litigation and severance	508	—	(175)	(76)	(29)	228
Commercial litigation	363	—	—	(127)	(24)	212

Total	4,944	288	(175)	(203)	(1,562)	3,292

Non-current provisions	4,073	288	—	—	(1,509)	2,852
Current provisions	871	—	(175)	(203)	(53)	440
During the
six-month
period ended June 30, 2022, additions mainly relate to (i) pension service cost for the period of $0.3 million. The $1.5 million gain in Other Comprehensive Income of the period for the pensions provision is mainly due to the increase of the discount rate used in the actuarial valuation from 1.13% to 3.33%.
The amounts used and reversed during the period mainly relate to (i) the settlement of employee litigations for $
0.3
 million and (ii) the update of a commercial litigation for $
0.2
 million.
Note 17. Commitments

As of June 30, 2022	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	$ in thousands
License and collaboration agreements	16,815	1,530	3,060	3,060	9,165
Clinical & Research and Development agreements	335	335	—	—	—
IT licensing agreements	1,006	445	560	—	—

Total commitments	18,155	2,310	3,620	3,060	9,165

Obligations under the terms of license and collaboration agreements
We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.
Obligations under the terms of Clinical & Research agreements
We have entered into clinical and research agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of IT licensing agreements
We have entered into an IT licensing agreement and have related obligations to pay licensing fees.
Note 18. Subsequent events
No subsequent event has been identified.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
Overview
We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor
T-cells
(“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.
Our UCART product candidates, based on gene-edited
T-cells
that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that
CAR-based
immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR
T-cells.
Our gene-editing technologies allow us to create allogeneic CAR
T-cells,
meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR
T-cells
will allow us to develop cost-effective,
“off-the-shelf”
products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.
Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene editing technologies to develop HSC product candidates in genetic diseases. .HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN
®
technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this interim report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.
We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 51.3% (as of June 30, 2022) ownership in Calyxt, is focused on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory production system for a diverse base of target customers across an expanded group of end markets.
Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR
T-cell
immunotherapy and HSC product candidates, including conducting the pre-clinical
activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.
We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.
As of June 30, 2022, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License

Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier. During the year ended December 31, 2021, we received $10.0 million from Allogene relating to milestones under the Allogene License Agreement.
We have also entered into collaboration and license agreements with Iovance Biotherapeutics and Cytovia Therapeutics for the use of our TALEN technology.
For the
six-month
period ended June 30, 2022, we derived all of our Therapeutics revenues from milestones reached as part of our collaboration with Cytovia and royalties on licensed technologies. For the six-month
period ended June 30, 2022, two milestones were recognized for Target B2M and Target TGFßRII for $1.5 million.
We are currently sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at nine (9) sites for the
AMELI-01
Study, at nine (9) sites for the
BALLI-01
Study, and at five (5) sites for the
MELANI-01
Study, as follows:

•
The
AMELI-01
Study, which replaced the first clinical study for UCART123 on AML, is an open label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in patients with relapsed or refractory acute myeloid leukemia (r/r AML). The
AMELI-01
Study is currently open for patient recruitment at University of Texas, MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana-Farber / Partners CancerCare, Inc. (Boston, Massachusetts), New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the Regent of the University of California on behalf of its San Francisco Campus (San Francisco, California), and The Trustee of University of Pennsylvania (Philadelphia, Pennsylvania). As of the date of this interim report,
AMELI-01
is currently enrolling patients at dose level 2 (DL2) with a Fludarabine, Cyclophosphamide and Alemtuzumab (FCA) preconditioning regimen.

•
The
BALLI-01
Study is an open-label, Phase 1/2, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence, and clinical activities of UCART22 in patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The
BALLI-01
Study is currently open to patient recruitment at New York Presbyterian / Weill Medical College of Cornell University (New York, New York), Memorial Sloan Kettering Cancer Center (New York, New York), Children’s Hospital of Philadelphia (Philadelphia, Pennsylvania), the University of Chicago (Chicago, Illinois), University of Texas, MD Anderson Cancer Center (Houston, Texas), The Regents of the University of California on behalf of its Los Angeles campus (Los Angeles, California), Dana Farber/Mass GeneralBrigham Cancer Care, Inc. (Boston, Massachusetts), and Hôpital Saint-Louis
AP-HP
(Paris, France). As of the date of this interim report,
BALLI-01
is currently enrolling patients at dose level 3 (DL3) with an FCA preconditioning regimen.

•
The
MELANI-01
Study is an open-label, Phase 1, single arm, multicenter clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma. The
MELANI-01
Study is currently open to patients recruitment at Hackensack University Medical Center (Hackensack, New Jersey), The University of Texas, MD Anderson Cancer Center (Houston, Texas), The regents of the University of California, on behalf of its San Francisco campus (San Francisco, California), and Mayo Clinic (Rochester, Minnesota). As of the date of this interim report,
MELANI-01
is currently enrolling patients at dose level 1 (DL1) with a Fludarabine and Cyclophosphamide (FC) preconditioning regimen.

In addition, we are evaluating four UCART preclinical programs, as follows:

•	UCART20x22, which is in development as the first allogeneic dual CAR T-cell candidate product for B-cell malignancies;

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.
Partnered clinical trial update
In October 2021, Allogene announced that the FDA had placed a hold on all Allogene’s AlloCAR T clinical trials based on a report of a chromosomal abnormality detected post-Allo CAR T administration in a single patient treated with ALLO-501A in the ALPHA2 study. In January 2022, Allogene announced that the FDA has removed the clinical hold on all of its AlloCAR T clinical trials. Investigations concluded that the chromosomal abnormality was unrelated to TALEN gene editing or Allogene’s manufacturing process and had no clinical significance. Enrollment in Allogene’s Phase 1 ALPHA2 study has re-opened
while Allogene prepares to launch the pivotal Phase 2 ALPHA2 study. Enrollment has also resumed in Allogene’s UNIVERSAL trial with
ALLO-715
and IGNITE trial, with
ALLO-605.
For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.
COVID-19
Update
While implementing health and safety measures, we continued to advance our proprietary allogeneic CAR
T-cell
programs during the six months ended June 30, 2022.
Although the
COVID-19
pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its
AMELI-01,
BALLI-01
and
MELANI-01
clinical trials during the first six months of 2022, and each of the trials currently continues to progress through its respective dose levels.
Despite the increasing availability of
COVID-19
vaccines, the
COVID-19
pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR
T-cell
programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up
is expected to be impacted by the
COVID-19
pandemic. The exact timing of delays and overall impact of the
COVID-19
pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the first six months of 2022, the
COVID-19
pandemic did not have a material impact on Calyxt’s operations. However, a resurgence or prolonging of the
COVID-19
pandemic, governmental response measures (including vaccination requirements or other mandatory health and safety requirements) and resulting disruptions could rapidly offset such improvements. Moreover, the long-term effects of the
COVID-19
pandemic on the financial markets and economy remain uncertain, which may make obtaining capital challenging and may exacerbate the risk that capital, if available, may not be available on terms acceptable to Calyxt. There continues to be uncertainty relating to the
COVID-19
pandemic and its long-term impact, and many factors could affect Calyxt’s results and operations.
The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor” of our report on Form
20-F.
Key events of the
six-month
period ended June 30, 2022
Since the beginning of 2022, key achievements at Cellectis include:

•	On February 10, 2022, Bing C. Wang, PhD, MBA, was appointed as Chief Financial Officer of Cellectis and a member of Cellectis’ executive committee.

•
On April 8, 2022, Cellectis released preclinical data on its product candidate UCART20x22 at the American Association for Cancer Research (AACR) Annual Meeting. The data showed robust pre-clinical
proof of concept with the potential to overcome common mechanisms of resistance to CAR
T-cell
therapies in relapsed or refractory
Non-Hodgkin
Lymphoma (r/r NHL), such as single-antigen escape or tumor heterogeneity.

•
On April 26, 2022, Cellectis’s collaboration partner, Cytovia Therapeutics, LLC (“Cytovia”), a biopharmaceutical company empowering natural killer (“NK”) cells to fight cancer through stem cell engineering and multispecific antibodies, entered into a definitive business combination agreement with Isleworth Healthcare Acquisition Corp. (“Isleworth”), a special purpose acquisition company (“SPAC”). Concurrent with the business combination agreement, Cellectis received a $20 million convertible note (the “2022 Convertible Note”) in payment of the upfront collaboration consideration provided for pursuant to the research collaboration and non-exclusive
license agreement entered between Cellectis and Cytovia in February 2021 as well as a warrant to purchase additional shares of the combined company representing up to 35% of the shares issued upon conversion of the 2022 Convertible Note at a predetermined exercise price, subject to certain adjustments. The terms of the 2022 Convertible Note provide for conversion into common stock of the combined company upon completion of the business combination, which is subject to the satisfaction or waiver of customary closing conditions.

•	On April 28, 2022, Cellectis published two manuscripts in Nature Communications, providing preclinical validation for the evaluation of UCART123 to treat AML and BPDCN.

•	On May 16, 2022, Cellectis presents research data on a Novel Immune-Evasive Universal CAR T-cell at ASGCT

•	On June 28, 2022, Cellectis Announces the Appointment of Axel-Sven Malkomes & Dr. Donald A Bergstrom, M.D., Ph.D., to its Board of Directors

•
On June 30, 2022, Isleworth and Cytovia entered into a Mutual Termination Agreement (the “Termination Agreement”) which terminated the Merger Agreement, effective immediately. The 2022 convertible Note between Cytovia and Cellectis remains effective.

Since the beginning of 2022, developments at Calyxt, Cellectis’ majority-owned synthetic biology subsidiary, include the following:

•	On January 6, 2022, Calyxt announced that its pilot BioFactory ™ production system, installed in late December 2021, was operational at its headquarters site in Minnesota.

•
On February 7, 2022, Calyxt announced the appointment of Gerry Nuovo as Calyxt’s Senior Vice President of Business Development, responsible for business development functions, including potential partnerships, deal structures, valuation models, and subsequent transaction execution and alliance management.

•
On February 23, 2022, Calyxt completed an underwritten
follow-on
offering to an institutional investor, in which it issued 3,880,000 shares of its common stock, pre-funded
warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock (the “Offering”). The shares of common stock and the pre-funded
warrants were each sold in combination with corresponding common warrants, with one common warrant to purchase one share of common stock for each share of common stock or each pre-funded
warrant sold. The aggregate offering price for each share of common stock and accompanying common warrant was $1.41. The aggregate offering price for each pre-funded
warrant and accompanying common warrant was $1.4099. The
pre-funded
warrants were immediately exercisable at an exercise price of $0.0001 per share of common stock and do not expire. The common warrants have an exercise price of $1.41 per share of common stock and will be exercisable six months after the date of issuance and expire on August 23, 2027. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

•
On April 27, 2022, Calyxt announced the hires of Ms. Suellen Boot as Business Development Director, responsible for a number of functions, including potential partnerships, deal structures, valuation models, and subsequent transaction execution and alliance management, and Ms. Elizabeth Teigland as Manufacturing Director, responsible for pilot to commercial scale production of Calyxt’s customer demand-driven compounds, and along with a research and development leader, the “verify” stage of Calyxt’s product development.

•
On May 5, 2022, all of Calyxt’s outstanding
pre-funded
warrants were exercised by their holder. Based on Calyxt’s 46,648,163 shares of outstanding common stock as of May 4, 2022, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock as of May 5, 2022 was 51.4% (and 51.3% as of June 30, 2022). If all remaining common warrants were fully exercised, Cellectis S.A.’s ownership of Calyxt’s outstanding common stock would be reduced to 43.9%.

•
On May 17, 2022, Calyxt received a written notice from the Listing Qualifications Department of Nasdaq that Calyxt is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”), because the closing bid price of Calyxt’s common stock, was below $1.00 per share for 30 consecutive business days.

The Notice does not impact the listing of Calyxt’s common stock on the Nasdaq Global Market at this time. The Notice provided that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), Calyxt has a period of 180 calendar days from the date of the Notice, or until November 14, 2022, to regain compliance with the Bid Price Requirement. During this period, Calyxt’s common stock will continue to trade on the Nasdaq Global Market. If at any time before November 14, 2022 the bid price of Calyxt’s common stock closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that Calyxt has achieved compliance with the Bid Price Requirement and the matter will be closed, unless Nasdaq exercises its discretion to extend the ten-day
period pursuant to Nasdaq Listing Rule 5810(c)(3)(H).
At Calyxt’s 2022 annual meeting of stockholders held on June 1, 2022, Calyxt got an approval from its stockholders of an amendment to its amended and restated certificate of incorporation to effect a reverse stock split of Calyxt’s shares of common stock at a ratio not less than
2-to-1
and not greater than
10-to-1,
with the exact ratio set within that range at the discretion of Calyxt’s board of directors before April 1, 2024 without further approval or authorization of Calyxt’s stockholders (the “Reverse Stock Split”). There can be no assurance that the reverse stock split, if implemented, will increase the market price of Calyxt’s common stock in proportion to the reduction in the number of shares of Calyxt’s common stock outstanding before the reverse stock split or result in a permanent increase in the market price.
Calyxt intends to actively monitor the closing bid price of its common stock and will evaluate available options, including implementing the Reverse Stock Split, to regain compliance with the Bid Price Requirement. However, there can be no assurance that Calyxt will be able to regain compliance with the Bid Price Requirement or maintain compliance with any of the other Nasdaq continued listing requirements.
Key events post June, 2022
For Cellectis:

•	On August 1 st , Cellectis Received IND clearance for UCART20x22, its First in-house Manufactured Product Candidate for the Treatment of B-cell Malignancies
For Calyxt:
No subsequent event has been identified.
Financial Operations Overview
We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical trials AMELI-01, BALLI-01 and MELANI-01, and initiate additional clinical trials for other self-owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates; advance research and development efforts for our HSC product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•
maintain our manufacturing facilities in Paris (France) and Raleigh (North Carolina, USA), continue production at our in-house
manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house
manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company;

•	continue, through Calyxt, to advance synthetic biology solutions; and

•	experience any delays or encounter issues with any of the above.
We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to other rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.
Our interim consolidated financial statements for the
six-month
ended June 30, 2022 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations
Comparison for the
six-month
periods ended June 30, 2021 and 2022
Revenues

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Collaboration agreements	20,014	2,530	-87.4%
Other revenues	16,763	516	-96.9%
Revenues	36,777	3,045	-91.7%
The decrease in revenues of $33.7 million between the
six-month
period ended June 30, 2021 and 2022 primarily relates to the recognition of a $15.0 million convertible note obtained as consideration for a
“right-to-use”
license granted to Cytovia and the recognition of a $5.1 million Allogene milestone during the six-month
period ended June 30, 2021, while revenue related to collaboration agreements for the six months of ended June 30, 2022 consists of the recognition of two milestones related to Cellectis’ agreement with Cytovia totaling $1.5 million and the recognition of $1.0 million related a change of control of a licensee pursuant to the terms of the license agreement with Cellectis.
The decrease in other revenues of $16.3 million relates to Calyxt’s change of business model to focus on engineering synthetic biology solutions through its PlantSpring Technology and BioFactory, which was announced in October 2021, compared to the sales in the prior year of soybean products at Calyxt pursuant to the Company’s previous business model.
As Calyxt executes upon its business model, it expects the composition of revenues and costs to evolve. Calyxt anticipates most of its revenues in the near-term to be from product development activities for customers for both the BioFactory and agricultural production and technology licensing arrangements. Future cash and revenue-generating opportunities associated with these activities are expected to primarily arise from up-front
and milestone payments, annual license fees, and royalties.
Other income

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Research tax credit	4,272	3,544	-17.0%
Other income	1,532	7	-99.6%
Other income	5,804	3,551	-38.8%
The decrease of $2.3 million in other income between the
six-month
period ended June 30, 2021 and 2022 reflects a decrease of $0.7 million in research tax credit, due to lower research and development purchases and external expenses that are eligible for the tax credit and changes in the research tax calculation during the six-month
period ended June 30, 2022.

Cost of revenue

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Cost of goods sold	(18,706)	0	-100.0%
Royalty expenses	(1,194)	(714)	-40.2%
Cost of revenue	(19,899)	(714)	-96.4%
The decrease in cost of goods sold of $18.7 million between the six-month
period ended June 30, 2021 and 2022 is driven by Calyxt’s change of business model to focus on engineering synthetic biology solutions through its PlantSpring Technology and BioFactory, which was announced in October 2021, compared to the sales in the prior year of soybean products at Calyxt pursuant to the Company’s previous business model.
Research and development expenses.

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Personnel expenses	(26,237)	(26,923)	2.6%
Purchases, external expenses and other	(36,101)	(31,604)	-12.5%
Research and development expenses	(62,338)	(58,527)	-6.1%
Between the
six-month
periods ended June 30, 2021 and 2022, research and development expenses decreased by $3.8 million, primarily due to (i) a decrease of purchases, external expenses and other by $4.5 million mainly due to lower consumables, subcontracting costs and depreciation and amortization for the therapeutic segment due to roadmap prioritization, (ii) a $1.0 million decrease in non-cash
stock-based compensation expense, (iii) a $0.9 million decrease in social charges on stock option grant for therapeutic segment, and (iv) a $0.1 million decrease in wages and salaries for plants segment partially offset by (i) an increase in wages and salaries of $2.7 million for therapeutic segment driven by the full year impact of 2020 and 2021 recruitments.
Selling, general and administrative expenses.

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Personnel expenses	(9,024)	(9,033)	0.1%
Purchases, external expenses and other	(9,195)	(8,662)	-5.8%
Selling, general and administrative expenses	(18,219)	(17,695)	-2.9%

The decrease in Selling, general and administrative expenses between the six-month
period ended June 2021 and 2022, of $0.5 million primarily reflects (i) a $0.5 million increase in purchases, external expenses and other mainly driven by Plants segment cost containment measures and (ii) a $3.2 million increase in non-cash
stock-based compensation expense mainly explained by the favorable impact in 2021 of the recapture of non-cash
stock-based compensation from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure, partially offset by (i) a $2.9 million decrease in wages and salaries which is mainly driven by Calyxt reduction of full-time equivalent and (ii) a $0.3 million decrease in social charges on stock option grants.
Other operating income and expenses.

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Other operating income (expenses)	488	1,016	108.0%
Other Operating income for
six-month
periods ended June 30, 2022 is mainly driven by partial sublease of New York building for $0.7 million.
Other Operating income for
six-month
period ended June 30, 2021 amounted to $0.5 million and was related to bad debt reversal provision.
Net financial gain (loss).

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Financial income	5,801	19,683	239.3%
Financial expenses	(5,370)	(4,570)	-14.9%
Net Financial gain (loss)	431	15,113	3405.1%
The increase in financial income of $13.9 million between the six-month
period ended June 30, 2021 and 2022 was mainly attributable to an increase of the foreign exchange gain and expected gain for $3.4 million (from a $4.9 million gain in 2021 to a $8.3 million gain in 2022) and a $7.4 million decrease of financial instrument fair value of Calyxt’s pre-funded
warrants and common warrants which are classified as financial liabilities of which $4.7 million for common warrants and $2.7 million for prefunded warrants and a $3.6 million gain related to the Cytovia convertible note.
Following the amendment of the Cytovia Agreement on April 26, 2022, which substantially modified the cash flows to which Cellectis was entitled under the arrangement, the trade receivable amounting to $20 million was derecognized and the new financial assets received, i.e., a convertible note and a warrant, were recognized at their fair value under Level 3 instrument. The fair value of the convertible note on April 26, 2022 amounted to $23 million with a $3 million financial gain in profit or loss. The convertible note, which may be converted in a number of ordinary or preferred shares of Cytovia that varies depending on several scenarios or in cash, is a financial asset that is subsequently measured at fair value through profit or loss. The fair value of the convertible note on June, 30, 2022 is $23.6 million. Therefore, the total profit loss impact for the period is a $3.6 million financial gain.
The decrease in financial expenses of $0.8 million between the six-month
period ended June 30, 2021 and 2022 was mainly attributable to the $2.0 million decrease in foreign exchange loss (from a $2.4 million loss in 2021 to a $0.4 million loss in 2022), partially offset by $0.9 million of Calyxt cost of transaction from February 2022 Offering.

Net income (loss)

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Net income (loss)	(56,956)	(54,211)	-4.8%
The decrease in net loss of $2.7 million between the
six-month
period ended June 30, 2021 and 2022 was mainly due to (i) a $36.0 million decrease in revenues and other income, (ii) an increase of $2.3 million in non-cash
stock based compensation expense, partially offset by (i) a $19.2 million decrease in cost of sales, (ii) a decrease of $1.2 million in social charges on stock option grants expenses, (iii) a decrease of $5.0 million in purchases, external expenses and others and (iv) a decrease of $0.4 million in wages and salaries, (v) an increase in other operating income of $0.5 million, and (vi) a increase in net financial gain of $14.7 million
Non-controlling
interests

	For the six-month period ended June 30,		% change
	2021	2022	2022 vs 2021
Gain (loss) attributable to non-controlling interests	(5,169)	(3,352)	-35.1%
During the
six-month
period ended June 30, 2022, we recorded a $3.3 million loss attributable to non-controlling
interests. The decrease is mainly due to the high decrease of Calxyt’s expenses and change of financial instrument fair value of Calyxt’s pre-funded
warrants and common warrants partially offset by the decrease of Cellectis’ ownership in Calyxt.
During the
six-month
period ended June 30, 2021, we recorded $5.2 million in loss attributable to non-controlling
interests.

Segment Results
Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash
stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.
Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes
Non-cash
stock based compensation expense—a
non-cash
expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.
There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up
ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of
12-month
Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.
The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.
The following table summarizes segment revenues and segment operating profit (loss) for the six-month
periods ended June 30, 2021 and 2022:

	For the six-month period ended June 30, 2021			For the six-month period ended June 30, 2022
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	16,716	20,061	36,777	73	2,972	3,045
External other income	1,528	4,276	5,804	—	3,551	3,551

External revenues and other income	18,244	24,337	42,581	73	6,523	6,596

Cost of revenue	(18,706)	(1,194)	(19,899)	—	(714)	(714)
Research and development expenses	(5,836)	(56,503)	(62,338)	(6,297)	(52,231)	(58,527)
Selling, general and administrative expenses	(7,528)	(10,691)	(18,219)	(6,801)	(10,893)	(17,695)
Other operating income and expenses	7	482	489	242	774	1,016

Total operating expenses	(32,063)	(67,905)	(99,968)	(12,856)	(63,064)	(75,920)

Operating income (loss) before tax	(13,818)	(43,569)	(57,387)	(12,783)	(56,541)	(69,324)

Net financial gain (loss)	(584)	1,015	431	5,900	9,213	15,113

Net income (loss)	(14,402)	(42,554)	(56,956)	(6,883)	(47,328)	(54,211)

Non-controlling interests	5,169	—	5,169	3,352	—	3,352

Net income (loss) attributable to shareholders of Cellectis	(9,233)	(42,554)	(51,787)	(3,531)	(47,328)	(50,858)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	532	3,703	4,235	216	3,134	3,349
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	(918)	916	(2)	789	1,193	1,982

Adjustment of share-based compensation attributable to shareholders of Cellectis	(385)	4,619	4,233	1,005	4,327	5,331

Adjusted net income (loss) attributable to shareholders of Cellectis	(9,619)	(37,935)	(47,554)	(2,526)	(43,001)	(45,527)

Depreciation and amortization	(1,218)	(5,954)	(7,173)	(1,316)	(9,434)	(10,749)
Additions to tangible and intangible assets	308	11,020	11,327	671	1,452	2,123
We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment
External revenues and other income in our Therapeutics segment decreased by $17.8 million, from $24.3 million for the six-month
period ended June 30, 2021, to $6.5 million for the
six-month
period ended June 30, 2022. The decrease was primarily due to a decrease of $17.6 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.
The decrease in total operating expenses of $4.8 million from the six-month
period ended June 30, 2021 to the
six-month
period ended June 30, 2022 resulted primarily from (i) a decrease of $0.5 million of cost of revenues, (ii) lower purchases, external expenses and other of $4.4 million, (iii) a decrease of $0.3 million in social charges on stock option grants and (iv) a decrease of $1.2 million in non-cash
stock-based compensation expenses partially offset by (i) an increase of $1.8 million in personnel wages and salaries
Operating loss before tax for our Therapeutics segment increased by $13.0 million from the six-month
period ended June 30, 2021 to the
six-month
period ended June 30, 2022.
Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $5.1 million from the six-month
period ended June 30, 2021 to the
six-month
period ended June 30, 2022.
Plants segment
External revenues and other income in our Plants segment decreased by $18.2 million from $18.2 million for the six-month
period ended June 30, 2021 to $0.1 million for the
six-month
period ended June 30, 2022 driven by Calyxt’s change of business model to focus on engineering synthetic biology solutions through its PlantSpring Technology and BioFactory, which was announced in October 2021, compared to the sales in the prior year of soybean products at Calyxt pursuant to the Company’s previous business model.
The decrease in total operating expenses of $19.2 million from six-month
period ended June 30, 2021 to the
six-month
period ended June 30, 2022 resulted primarily from a decrease in Calyxt’s activities, which contributed to (i) a decrease in cost of goods sold of $18.7 million, (ii) a decrease of $2.2 million in personnel wages and salaries, (iii) a decrease of $0.6 million in purchases, external expenses and other, partially offset by (i) an increase of $2.6 million in non-cash
stock-based compensation expenses mainly explained by the favorable impact in 2021 of the recapture of non-cash
stock-based from the forfeiture of certain of Calyxt’s former CEO’s unvested stock options, restricted stock units, and performance stock units following his departure.
Operating loss before tax for our Plants segment decreased by $1.0 million from the six-month
period ended June 30, 2021, to the
six-month
period ended June 30, 2022.
Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $7.1 million from the six-month
period ended June 30, 2021, to the
six-month
period ended June 30, 2022.

Liquidity and Capital Resources
Introduction
We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.
We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.
Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007, and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.
Liquidity management
As of June 30, 2022, we had current financial assets and cash and cash equivalents of $153.6 million comprising cash and cash equivalents of $129.4 million and current financial assets of $24.2 million corresponding to current restricted cash. Long term restricted cash amounts to $4.7 million and is classified in other non-current
financial assets.
Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $78.1 million as of June 30, 2022. Current financial assets denominated in U.S. Dollars amounted to $24.2 million as of June 30, 2022.
Historical Changes in Cash Flows
The table below summarizes our sources and uses of cash for the six-month
period ended June 30, 2021 and 2022:

	For the six-month period ended June 30,
	2021	2022

	$ in thousands
Net cash flows provided by (used in) operating activities	(53,054)	(60,181)
Net cash flows provided by (used in) investing activities	9,941	(2,537)
Net cash flows provided by (used in) financing activities	52,630	10,307

Total	9,518	(52,411)

Effect of exchange rate changes on cash	(2,439)	(3,785)

For the
six-month
period ended June 30, 2022, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $24.7 million to suppliers, wages and social expenses of $27.4 million, and Calyxt operating payments net of receipts of $13 million, partially offset by $1.3 million of licensing revenue at Cellectis, $0.8 million of tax credit, and $1.1 million of taxes and others.
For the
six-month
period ended June 30, 2021, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $31.5 million to suppliers, wages and social expenses of $28.6 million, and Calyxt operating payments of $11.5 million, partially offset by $9 million of research tax credit for 2020, $5 million of Allogene milestone payment, $1.0 million of licensing revenue at Cellectis, and $3.5 million of taxes and other fees.
For the
six-month
period ended June 30, 2022, our net cash flows used in investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $1.6 million, and the remainder attributable to investing activity in the Plants segment for $0.6 million.
For the
six-month
period ended June 30, 2021, our net cash flows provided by investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $13.7 million, including mainly $3.8 million that relates to Cellectis’ new raw material manufacturing facility and offices in Paris, $9.3 million relates to the new commercial manufacturing facility in Raleigh, North Carolina, $0.3 relates to our Innovation center in New York and the remainder attributable to investing activity in the Plants segment, offset by $23.7 million of current financial assets variation.
For the
six-month
period ended June 30, 2022, our net cash provided by financing activities reflects mainly the net proceeds of $10.0 million from Calyxt’s follow-on
Offering and capital raise including $0.9 million transaction costs and the payment of $6 million received in respect of the 2021 research tax credit pre-financing,
partially offset by, the payments of lease debts for $5.9 million as well as $0.2 million of interest paid on the “PGE” loan along with interests and capital paid on a loan with our landlord in
New-York.
For the
six-month
period ended June 30, 2021, our net cash provided by financing activities reflects mainly the net proceeds of $46.9 million from sales under the
ATM-program
in April, the collection of $12.1 million of proceeds from stock option exercises and is partially offset by the payments on lease debts for $6.3 million.
Operating capital requirements
Operating capital requirements—Cellectis S.A.
Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the pre-clinical
research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house
manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our in-licensing
agreements with different parties including LifeTechnologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.
To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.
We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.
We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.
Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $122.8 million as of June 30, 2022 will fund its therapeutic operations into early 2024.
Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.
Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinic studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•
the outcome, timing and cost of regulatory approvals by U.S. and
non-U.S.
regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.
If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.
Operating capital requirements—Calyxt, Inc.
Calyxt has incurred losses since its inception and its net loss was $6.8 million for the six months ended June 30, 2022, and it used $11.3 million of cash for operating activities for the six months ended June 30, 2022. Calyxt’s primary sources of liquidity are its cash and cash equivalents, with additional liquidity accessible, subject to market conditions and other factors, including limitations that may apply to Calyxt under applicable SEC and Nasdaq regulations.
As of June 30, 2022, Calyxt had $11.9 million of cash, cash equivalents, and restricted cash. Calyxt’s restricted cash is associated with its equipment financing leases and was $0.6 million as of June 30, 2022, with $0.5 million scheduled to be returned in December 2022. Current liabilities were $4.5 million as of June 30, 2022.
On February 23, 2022, Calyxt issued 3,880,000 shares of its common stock, pre-funded
warrants to purchase up to 3,880,000 shares of its common stock, and common warrants to purchase up to 7,760,000 shares of its common stock in the follow-on
offering. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses. The pre-funded warrants were exercised in full on May 4, 2022, and subsequently settled with the counterparty.

Calyxt has incurred losses since its inception and anticipates that it will continue to generate losses for the next several years. Over the longer term and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, which Calyxt expects to be more readily available if Cellectis were to own less than 50 percent of Calyxt’s common stock, (iv) public or private equity or debt financings, or (v) a combination of the foregoing. However, additional capital may not be available on reasonable terms, if at all.
For example, based on Calyxt’s public float, as of the date of the filing of its annual report on
Form 10-K
for the year ended December 31, 2021, Calyxt is only permitted to utilize a “shelf” registration statement, including the registration statement under which Calyxt’s the ATM Program is operated, subject to Instruction I.B.6 to
Form S-3,
which is referred to as the “baby shelf” rules. For so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third
of its public float during any 12 consecutive months pursuant to the baby shelf rules. While alternative public and private transaction structures may be available, these may require additional time and cost, may impose operational restrictions on Calyxt, and may not be available on attractive terms. Accordingly, the Company continuously assesses market conditions and available financing alternatives.
Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing, obtain government or private grants and other similar types of funding, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue. Calyxt believes that its cash, cash equivalents, and restricted cash as of June 30, 2022, considering its plan to continue to invest in the growth and scaling of its BioFactory production system and AIML capabilities and the $10.0 million of net proceeds from the February 2022 Offering, and considering additional efforts in reassessing its discretionary spending, is sufficient to fund its operations into early 2023.
Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern because it anticipates that it will need to raise additional capital to support this business plan for a period of 12 months or more from the date of this filing.
If Calyxt is unable to raise additional capital in a sufficient amount or on acceptable terms, Calyxt’s management may be required to implement various cost reduction and other cash-focused measures to manage liquidity and Calyxt may have to significantly delay, scale back, or cease operations, in part or in full. If Calyxt raises additional funds through the issuance of additional debt or equity securities, it could result in dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of Calyxt’s shares of common stock, including those that we own. Any of these events could significantly harm Calyxt’s business, financial condition, and prospects.
Off-Balance
Sheet Arrangements
As of June 30, 2022, we do not have any
off-balance
sheet arrangements as defined under SEC rules.
Item 3. Quantitative and Qualitative Disclosures About Market Risks
For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item 11 of Part I of the Annual Report. There have been no material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until June 30, 2022.

Item 4. Controls and Procedures
We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2021.
During the
six-months
ended June 30, 2022, the company has implemented a new enterprise resource planning system to manage core operational and finance processes for all Therapeutics segment’s entities. Processes and controls, as well as information technology controls are being adapted to the new system and will be tested as part of the internal control program for 2022.

PART II – OTHER INFORMATION
Item 1. Legal Proceedings
From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.
Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Item 1A. Risk Factors
Other than the supplemental risk factor provided below, there have been no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form
20-F
for the year ended December 31, 2021.
If Calyxt is unable to maintain compliance with Nasdaq’s listing requirements, its common stock may be delisted from The Nasdaq Global Market, which could have a material adverse effect on Calyxt’s financial condition and could make it more difficult for Calyxt’s stockholders, including Cellectis, to sell their shares.
Calyxt’s common stock is listed on The Nasdaq Global Market (Nasdaq) and Calyxt is therefore subject to its continued listing requirements, including requirements with respect to the market value of publicly-held shares, market value of listed shares, minimum bid price per share, and minimum stockholder’s equity, among others, and requirements relating to board and committee independence. If Calyxt fails to satisfy one or more of these continued listing requirements, it may be delisted from The Nasdaq Global Market. On May 17, 2022, Calyxt received a written notice (the “Notice”) from the staff of The Nasdaq Stock Market LLC that Calyxt is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of Calyxt’s common stock was below $1.00 per share for 30 consecutive business days.
Delisting from Nasdaq may adversely affect Calyxt’s ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of stockholders, including Cellectis, to trade Calyxt’s and may negatively affect the value and liquidity of Calyxt’s common stock. Delisting of Calyxt’s common stock also could have other negative results, including the potential loss of investor confidence or interest in business development opportunities. Because Calyxt is a majority-owned subsidiary of Cellectis, such negative results could also adversely impact the value and liquidity of Cellectis’ securities.
At Calyxt’s 2022 annual meeting of stockholders on June 1, 2022, Calyxt’s stockholders, including Cellectis, approved an amendment to Calyxt’s amended and restated certificate of incorporation to effect a reverse stock split of Calyxt’s shares of common stock at a ratio not less than
2-to-1
and not greater than
10-to-1,
with the exact ratio set within that range at the discretion of Calyxt’s board of directors. However, there can be no assurance that the reverse stock split, if implemented, will increase the market price of Calyxt’s common stock in proportion to the reduction in the number of shares of Calyxt’s common stock outstanding before the reverse stock split or result in a permanent increase in the market price. In addition, it is possible that the reduced number of issued shares of common stock resulting from a reverse stock split could adversely affect the liquidity of Calyxt’s common stock.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
None

Item 3. Defaults Upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not Applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.